Please direct replies to zip code 20549-0510


May 4, 2005

via U.S. mail and facsimile

Richard S. Martin, Chief Financial Officer
Strategic Distribution, Inc.
1414 Radcliffe Street, Suite 300
Bristol, PA 19007

Re:	Form 10-K for the fiscal year ended December 31, 2004
	File No. 0-5228

Dear Mr. Martin:

We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

General

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management`s Discussion and Analysis - Liquidity and Capital
Resources

1.	Tell us supplementally and revise future filings to address
the
reason(s) accounts receivables increased by $7.6 million as of December 31, 2004. Your discussion should be made in light of the fact that your 2004 revenues decreased 9.5% from 2003 revenues.

Item 9A. Controls and Procedures

2.	You indicate "...the company`s disclosure controls and
procedures are effective in alerting them on a timely basis to material information related to the Company, including its consolidated subsidiaries, that is required to be included in reports filed or submitted under the Exchange Act." In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Note 2 - Signficant Accounting Policies - Revenue Recognition

3.	We note from your description of business that you provide
supply chain management services with respect to maintenance, repair and operating (MRO) supplies. We also note that you sell MRO supplies. Provide for us supplementally the terms of your most representative sales agreements. Address whether these agreements are revenue arrangements with multiple elements as contemplated in EITF 00-21. If so, address the accounting and disclosure requirements of EITF 00-21.

4.	If revenues from services are more than 10% of total
revenues,
separately present those revenues and the related cost of services in the statement of operations in accordance with Rule 5-03(1) of Regulation S-X.

5.	To the extent the gross profit margins vary between product
and
services, revise MD&A to disclose and discuss changes in sales of products and sales of services and the impact of those changes on gross profit margins and income from operations.

	*	*	*	*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Bret Johnson, Staff Accountant, at (202) 824-5478, Jeanne
Baker, Assistant Chief Accountant, at (202) 942-1835 or, in their absence, to the undersigned at (202) 824-5373.


Sincerely,



John Cash
Accounting Branch Chief

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Strategic Distribution, Inc.
Form 10-K
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE